[DR. REDDY'S GRAPHIC]
Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India
Tel: 91 40 2373 1946
Fax: 91 40 2373 1955
www.drreddys.com
March 25, 2009
Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549
United States of America

Re:	Dr. Reddy’s Laboratories Limited Form 20-F for Fiscal Year Ended March 31, 2008 Letter from Securities and Exchange Commission dated March 11, 2009 File No. 001-15182
Dear Mr. Rosenberg:
This letter is sent to you in reference to your letter dated March 11, 2009 requesting information in connection with Dr. Reddy’s Laboratories Limited’s Form 20-F for the fiscal year ended March 31, 2008. We set forth below our responses to your letter. For your convenience, your requests for supplemental information have been restated below in italics.
Item 5, Operating and Financial Review and Prospectus
5.F. Tabular Disclosure of Contractual Obligations, page 73
1.	We have reviewed your response to our prior comment number one. We believe the interest payments should be included within the contractual obligations table. Please revise accordingly.
Response: The Staff’s comment is duly noted. As suggested by the Staff, in our future filings in Form 20-Fs that we will file beginning with the Form 20-F for the fiscal year ending March 31, 2009, we will include the details of estimated interest on long term debt within the contractual obligations table as an additional item.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
March 25, 2009

Our proposed addition in the contractual obligations table for the forthcoming Form 20-F for the fiscal year ending March 31, 2009 is as follows:

Contractual Obligations	Payments due by Period (Rs. in Million)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Estimated interest payable on long-term debt (Note 1)	XX	XX	XX	XX	XX

Note 1 — Disclosure of estimated interest payments for future periods as disclosed above is only with respect to our long term debt obligations, as the projected interest payments with respect to our short term borrowings and other obligations cannot be reasonably estimated because they are subject to fluctuation in actual utilization of borrowings depending on our daily fund requirements.
Item 18. Financial Statements
Notes to the Consolidated Financial Statements
Allowances for sales returns, page F-41
2.	We have reviewed your response to our prior comment number two:
a.	Please revise your proposed disclosure to quantify the provision for sales returns attributed to North American generics segment; and

b.	revise your proposed disclosure to separately quantify the dollar amount of the drug shipment that was returned during 2007 because of odor issues.
Please refer to FRC Section 501.04.
Response: The Staff’s comment is duly noted. As indicated in our response in our letter dated February 18, 2009, we evaluate the allowance for sales returns of all our products at the end of each reporting period and necessary adjustments, if any, are made. The provision for sales returns includes a charge for sales returns made during the year out of the sales for the same fiscal year and an estimated accrual for our expectation of sales returns in future periods pertaining to sales made through the end of the reporting period.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
March 25, 2009

The details with respect to the provision for sales returns attributed to our North American generics business is set forth below.

	(U.S.$ in thousands)
	Year ended	Year ended	Year ended
	March 31, 2006	March 31, 2007	March 31, 2008
Opening allowance for sales returns	U.S.$271	U.S.$439	U.S.$9,292
Add: Provided during the year	466	12,271	2,849
Add: Provided during the year on account of return of a large shipment because of odor issue	—	7,576	—
Less: Adjustment of the allowance for sales return	—	—	(4,117)
Less: Actual returns charged to provision	(298)	(3,418)	(1,646)
Less: Actual returns charged to provision on account of return of a large shipment because of odor issue	—	(7,576)	—
Closing allowance for sales return	439	9,292	6,378
Revenue from North American generics business	36,757	514,539	194,978
Allowance for sales return provision (excluding the provision relating to the return of a large shipment) as a % of revenues	1.3%	2.4%	1.5%
Closing allowance for sales return as a % of revenues	1.2%	1.8%	3.3%
The details for the changes in allowance for sales returns account for our consolidated group are as follows:

	(Rs. in thousands)
	Year ended	Year ended	Year ended
	March 31, 2006	March 31, 2007	March 31, 2008
Opening Allowance for sales return	Rs.95,123	Rs.168,356	Rs.747,018
Add: Provision during the year (including the value of the large shipment returned)	239,462	1,325,981	164,295
Add: Acquired during the year	51,251	—	—
Less: Actual returns charged to the provision (including the value of the large shipment returned)	(217,480)	(747,319)	(284,314)
Closing allowance for sales return	168,356	747,018	626,999
Revenues	24,077,209	64,185,378	49,230,572
Allowance for sales return provision as a % of revenues	1.0%	2.1%	0.3%
Closing allowance for sales return as a % of revenues	0.7%	1.2%	1.3%

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
March 25, 2009

The increase in the provision for sales returns for the year ended March 31, 2007 for our North American generics business was in line with the significant increase in sales within this business. Please refer to Page 62 under Item 5.A. Operating Results in our Form 20-F for the year ended March 31, 2008 for a discussion on our launch of simvastatin and finasteride, and the related significant increase in sales within the North American generics business as these products were launched as authorized generics with limited competition in the market for six months from the date of launch.
In addition, in the year ended March 31, 2007, the allowance for sales returns as a percentage of sales was higher on account of a large return of a drug shipment due to odor issues. In the table above, we have also highlighted the allowance for sales returns excluding the impact of this large return. Consistent with our accounting policy for creating allowances for sales returns (referred to in our letter dated February 18, 2009), we assess the provision for sales returns at every reporting period based on the historical trend of returns. We also refer you to comment 2 in your letter dated February 2, 2006 and our response dated March 1, 2006 wherein, we have explained in detail the process we follow to estimate our allowance for sales returns.
In the year ended March 31, 2008, we processed returns during the year and charged such returns against the opening provision for sales returns. We subsequently assessed the adequacy of our allowance for sales returns, based on sales returns percentages during historical periods and sales returns processed during the year ended March 31, 2008. This assessment resulted in a net credit of U.S.$1.268 million being recorded in the income statement. The net credit of U.S.$1.268 million was a result of an additional provision created for sales returns of U.S.$2.849 million towards sales made during the year ended March 31, 2008 and a reversal of U.S.$4.117 million of the opening allowance for sales returns. This change in the estimate for allowance for sales returns was primarily on account of smaller than expected returns processed by us during the year ended March 31, 2008 as compared to our earlier estimate (based on historical trends). As we progressed through the year ended March 31, 2008, we noted a decline in our trend of returns and, accordingly, reevaluated our estimate. Furthermore, as our actual returns for the year ended March 31, 2008 were lower than our historical trends, we recorded a provision for an additional allowance as of March 31, 2008 towards possible future returns that we estimated based on our past trends.
Furthermore, our reversal of the allowance for sales returns related primarily to sales of the authorized generic versions of simvastatin and finastride, which we sold under an arrangement with the innovator. Under the arrangement, we had to pay a portion of our profits arising from sales of such authorized generic product back to the innovator. Therefore, once we reversed our allowance for sales return for such products, we had to reimburse a portion of such amount back to the innovator. The impact of the reversal of allowance for sales return, considering the impact of the profit share paid back to the innovator and taxes, was less than U.S.$ 1 million in net income. Accordingly, it did not have a material impact on our revenues and net income for the years ended March 31, 2007 and 2008.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
March 25, 2009

The allowance for sales returns of Rs.1,325,981 for our consolidated group for the year ended March 31, 2007 included a provision of Rs.342,584 (U.S.$7.576 million) related to the drug shipment returned due to odor issues. This return did not affect our estimate with respect to allowance for sales returns. The amount of return of the large shipment was 0.5% of our consolidated revenue. The products which were returned had been sold during the same fiscal year. Furthermore, a new shipment of these products was also sold during the same fiscal year, and therefore this return of a large shipment did not have any material impact on our net income for the fiscal year.
As this unusual return did not have any material impact on our future operations, revenue or net income, a disclosure of this return was not considered necessary. However, as suggested by the Staff, we will continue to evaluate such matters for disclosure in our management, discussion and analysis section in our future filings on Form 20-F.
* * * * *

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
March 25, 2009

We acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our SEC filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any concerns or questions, please call me at the number listed above.

Respectfully submitted, Dr. Reddy’s Laboratories Limited
By:	/s/ Umang Vohra
Umang Vohra
Chief Financial Officer